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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                              WESTECH CAPITAL CORP.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   957531 20 5
                                 (CUSIP Number)

                                 JOHN J. GORMAN
                                2700 VIA FORTUNA
                                    SUITE 400
                               AUSTIN, TEXAS 78746
                                 (512) 306-8222
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 22, 2001
           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 957531 20 5               13D                           Page 2 of 5


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1.   Name of Reporting Person

     I. R. S. Identification Nos. of Above Persons (entities only)

     John J. Gorman
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2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)                                               (a) [ ]
                                                                      (b) [ ]


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3.   SEC Use Only


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4.   Source of Funds (See Instructions):                                    PF


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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)                                                 [ ]


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6.   Citizenship or Place of Organization: United States


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Number of Shares         7.       Sole Voting Power                 611,282(1)
Beneficially
Owned by Each            8.       Shared Voting Power                     0
Reporting Person
With:                    9.       Sole Dispositive Power            611,282(1)

                         10.      Shared Dispositive Power                0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person   611,282(1)


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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]


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13.  Percent of Class Represented by Amount in Row (11)               47.3%(2)


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14.  Type of Reporting Person (See Instructions)                           IN


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(1)  Includes 26,667 shares of common stock issuable pursuant to an option granted under our stock option plan which is exercisable as of November 10, 2000.

(2) Includes the option shares described above for purposes of calculating percent ownership.


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Cusip No. 957531 20 5                                             Page 3 of 5


ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (the "COMMON STOCK"), of Westech Capital Corp., a Delaware corporation (the "ISSUER"). The principal executive offices of the Issuer are located at 2700 Via Fortuna, Suite 400, Austin, Texas 78746.

ITEM 2. IDENTITY AND BACKGROUND

         (a)      John J. Gorman

         (b)      2700 Via Fortuna, Suite 400, Austin, Texas 78746

         (c) Mr. Gorman is Chairman of the Board and Chief Executive Officer of Westech Capital Corp.

         (d) During the last five years, Mr. Gorman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Gorman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Gorman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Gorman was issued 578,193 shares of Common Stock (giving effect to the 10 for 1 reverse stock split effective June 29, 2001) in connection with a reverse merger (the "REVERSE MERGER") transaction effective August 27, 1999, whereby Westech Merger Sub, Inc., a wholly owned subsidiary of the Issuer ("MERGER SUB"), was merged with and into Tejas Securities Group Holding Company, the parent company of Tejas Securities Group, Inc. ("Tejas").

         At the time of the Reverse Merger, Mr. Gorman was the Chairman of the Board and Chief Executive Officer of Tejas Holding and Tejas.

         Pursuant to the terms of the Westech Capital Corp. Shareholders Agreement, dated November 23, 1999, Mr. Gorman utilized his personal funds to purchase 24,825 shares of Common Stock from Michael Hidalgo for $49,650.

         The remaining 26,667 shares of common stock are issuable, pursuant to an option granted under the Westech Capital Corp. Stock Option Plan which is exercisable as of November 10, 2000.



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Cusip No. 957531 20 5                                             Page 4 of 5



ITEM 4. PURPOSE OF TRANSACTION

         Mr. Gorman originally acquired beneficial ownership of 24,825 of the Issuer's Common Stock for investment purposes. Mr. Gorman may, at any time and from time to time, purchase additional shares of Common Stock and may dispose of any and all shares of Common Stock held by him. Notwithstanding the foregoing, Mr. Gorman has no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)      Amount beneficially owned:                                   611,282

                  Percentage of class:                                            47.3%

         (b)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:           611,282

                  (ii)     shared power to vote or to direct the vote:               0

                  (iii)    sole power to dispose or direct the
                           disposition of:                                     611,282

                  (iv)     shared power to dispose or direct the
                           disposition of:                                           0

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understanding or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Common Stock owned by Mr. Gorman.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.


                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK.]



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Cusip No. 957531 20                                                Page 5 of 5

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: July 2, 2001                             /s/ John J. Gorman
                                               -------------------------------
                                               John J. Gorman